Filed Pursuant to Rule 424(b)(5)
Registration No. 333-259329

PROSPECTUS SUPPLEMENT
(To Prospectus Supplement dated November 5, 2021
To Prospectus dated September 16, 2021)

This prospectus supplement amends and supplements the information in the prospectus, dated September 16, 2021, filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-259329), as previously supplemented by our prospectus supplement dated November 5, 2021 (the “Prior Prospectus”), relating to the offer and sale of up to $70,000,000 of shares of our common stock, $0.0001 par value per share, pursuant to the At Market Issuance Sales Agreement (as amended to date, the “Sales Agreement”) we previously entered into with B. Riley Securities, Inc., or B. Riley Securities, as our sales agent. This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

Through April 13, 2022, we have sold $11.1 million of our common stock in accordance with the Sales Agreement under the Prior Prospectus. We are filing this prospectus supplement to amend the Prior Prospectus because we are now subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement and the Prior Prospectus are a part. After giving effect to these limitations and the current public float of our common stock, and after giving effect to the terms of the amended Sales Agreement, we currently may offer and sell shares of our common stock having an aggregate offering price of up to $11,222,606 under the Sales Agreement. If our public float increases such that we may sell additional amounts under the Sales Agreement and the registration statement of which this prospectus supplement and the Prior Prospectus are a part, we will file another prospectus supplement prior to making additional sales.

Our common stock is listed on The Nasdaq Global Market under the symbol “OTRK.” The aggregate market value of our common stock held by non-affiliates as of April 13, 2022 pursuant to General Instruction I.B.6 of Form S-3 is $33,667,819, which was calculated based on 11,690,215 shares of our common stock outstanding held by non-affiliates and at a price of $2.88 per share, the closing price of our common stock on March 1, 2022. As of the date hereof, we have not offered or sold any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof. As a result of the limitations of General Instruction I.B.6 of Form S-3, and in accordance with the terms of the Sales Agreement, we are registering the offer and sale of shares of our common stock having an aggregate offering price of up to $11,222,606 from time to time through B. Riley.

An investment in our securities involves a high degree of risk. See the sections entitled “Risk Factors” appearing in our filings from time to time with the SEC incorporated by reference in the Prior Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 14, 2022